

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 5, 2014

Via E-mail
Rory J. Cutaia
Chairman and Chief Executive Officer
bBooth, Inc.
1157 North Highland Avenue, Suite C
Hollywood, California 90038

>   **Re: bBooth, Inc.**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed December 1, 2014**
>   **File No. 333-187782**

Dear Mr. Cutaia:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 3

1.   We note your statement that you had previously deployed a booth in the Ontario Mills Mall. Please disclose during what period this booth was deployed and the reason for the termination of that deployment, for example whether the mall owner chose not to renew the lease. Also disclose when the booth at West Topanga Shopping Center was deployed, as well as the general locations of the eight deployments that are currently under negotiation.

2.   Please revise the second paragraph under "Overview" to avoid the implication that you have two current active booths. Delete the word "currently." Also, the word "embraced" seems inappropriate given the brief period of the deployment in the Ontario Mills Mall.

3.   We note your response to comment 1 in our prior comment letter dated November 18, 2014. We note the statement that your operation is "expected to be nationwide," which suggests that this outcome is all but certain. Please revise to clarify that this is merely the company's aspiration. Also, please delete the phrase "booths are being deployed in shopping malls," as we mentioned in the prior comment.

4.   When you state that you expect the booths to be placed in prominent areas of the mall, please disclose where the current and previous booths were located in their respective shopping centers.

5.   We note the lease with Westfield Topanga Shopping center is set to end in less than two months. If you have grounds for believing that the lease will either be renewed or terminated, please disclose this, along with the grounds for your belief.

Management Discussion and Analysis of Financial Condition and Results of Operations, page, 20

6.   Please revise and include the MD&A as found in your November 12, 2014 Form 8-K/A discussing and analyzing the results of operations for the periods ended September 30, 2014 and 2013, respectively.

Growth, page 21

7.   We note your response to prior comment 7. Please revise to delete or clarify the phrase "long sustained growth trend" and avoid the implication that you are predicting success over a long period. On the one hand you refer in the first sentence to "rapid growth," while in the last sentence you indicate that it will take "significant time" to enter into arrangements to deploy booths in new locations. Also, as we noted previously, you discuss in your risk factors the difficulties you may have in growing or maintaining revenues from operations and the declining popularity of reality television programs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director